EXHIBIT G

FOR IMMEDIATE RELEASE

RICHARD SCHULZE COMMENTS ON APPOINTMENT OF
HUBERT JOLY AS BEST BUY’S PRESIDENT AND CEO

Minneapolis, MN, August 20, 2012 – Richard Schulze, founder and largest shareholder of Best Buy Co., Inc. (NYSE: BBY), today issued the following statement in response to Best Buy’s announcement that it has named Hubert Joly as President and Chief Executive Officer.

“Hubert Joly is an accomplished executive.  However, Best Buy continues to face enormous challenges and needs a clear plan and a proven leadership team with deep retail experience and knowledge of Best Buy to win back customers, inspire employees and reinvigorate its trusted brand.  I will continue to pursue my proposal which will provide compelling value for shareholders and create new opportunities for customers and a bright future for Best Buy employees.

“I remain disappointed by the Best Buy Board’s abrupt public termination of our private discussions to provide us the permissions and information we need to make a fully financed offer.  We had believed we were close to an agreement for a reasonable standstill period and are eager to resume our discussions immediately if the Board is truly interested in reaching an agreement in shareholder interests.  It is time for everyone involved to focus their energies on saving Best Buy.  Time is of the essence, as value is eroding every day.”

Credit Suisse is serving as financial advisor to Richard Schulze and Shearman & Sterling LLP is serving as legal counsel.

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Contact:
George Sard/David Reno/Robin Weinberg
Sard Verbinnen & Co
(212) 687-8080